
April 15, 2021

Christopher C. Schreiber
Chief Executive Officer and President
Akers Biosciences, Inc.
1185 Avenue of the Americas
3rd Floor
New York, NY10036

> **Re: Akers Biosciences, Inc.**
> **Registration Statement on Form S-3**
> **Filed March 25, 2021**
> **File No. 333-254698**

Dear Mr. Schreiber:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-3, Filed March 25, 2021

Agreement and Plan of Merger and Reorganization, page 1

1. Please revise to discuss the status of the Nasdaq listing application referenced in your Form S-4 filing and, as applicable, update your disclosure to discuss results from the shareholder meeting. Also revise to discuss the status of the legacy Akers Biosciences' assets, including any plans with respect to a spin-off or disposition, as well as any other material changes required by Item 11(a) of Form S-3.

Incorporation of Certain Information by Reference, page 15

2. We note that you incorporate by reference to certain sections of a Form S-4 filing of unspecified date. Please tell us your basis for incorporating by reference to certain information that does not appear to be required by Items 3 through 11 of Form S-3. Refer to Securities Act Rule 411 and Item 12(d) of Form S-3.

General

3. It appears that you are relying on General Instruction I.B.6 of Form S-3. If true, please revise your prospectus cover page to disclose the calculation of the aggregate market value of your outstanding voting and nonvoting common equity and the amount of all securities offered pursuant to General Instruction I.B.6 during the prior 12 calendar month period that ends on, and includes, the date of the prospectus. Refer to Instruction 7 to General Instruction I.B.6. Otherwise, please provide us your analysis demonstrating your eligibility to use Form S-3.

4. We note the auditor consents you have filed as Exhibits 23.2 and 23.3; however, it does not appear that you have provided, or incorporated by reference, all financial information (including pro forma information) required by Item 11(b) of Form S-3. Please revise or advise.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Margaret Schwartz at (202) 551-7153 or Joe McCann at (202) 551-6262 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Rick Werner, Esq.